Cohen Circle Acquisition Corp. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

May 23, 2025

VIA EDGAR TRANSMISSION

Stacie Gorman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted April 18, 2025

CIK No. 0002064683

Dear Ms. Gorman:

On behalf of Cohen Circle Acquisition Corp. II (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 15, 2025 relating to the Draft Registration Statement on Form S-1 of the Company confidentially submitted with the Commission on April 18, 2025. We are concurrently live filing via EDGAR the Registration Statement on Form S-1 (the “Form S-1”).

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form S-1 submitted concurrently herewith.

Draft Registration Statement on Form S-1

Cover Page

1. We note your disclosure in paragraph 8 that it is possible that all Class B shares may be converted to Class A shares prior to the initial business combination. Please clarify the impact this would have on the anti-dilution provision upon consummation of your business combination.

The Company acknowledges the Staff’s comment and has revised paragraph 8 on the cover page to include and clarify the impact of the anti-dilution provision upon consummation of the business combination.

2. In paragraph 9, please ensure that the cross-references are presented in prominent type. Please refer to Item 1602(a)(5) of Regulation S-K.

The Company has revised the cross-references in paragraph 9 on the cover page to ensure that they are presented in prominent type.

Summary

Sponsor Information, page 8

3. We note your disclosure on page 12 that “in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, placement units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.” Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

The Company acknowledges the Staff’s comment and has added the requested risk factor disclosure on page 66.

4. Please revise your disclosure outside the table to state whether the exercise of the private warrants and warrants issued in on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests. Please refer to 1602(b)(6), and 1603(a)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 to discuss the material dilution to the public shareholders upon the exercise of the warrants, including cashless exercise, and conversion of working capital loans into units that contain warrants.

5. We note your reference to Clear Street in your letter agreement restrictions table, on page 10. Please revise the table, here and on page 117, to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the lead-in to the restrictions table on pages 11 and 119 to additionally disclose the subscription agreement with the underwriter that includes the applicable lock-up provisions.

Manner of Conducting Redemptions, page 31

6. We note your disclosure on page 34 regarding potential additional financings. Please provide all of the disclosure required by Item 1602(b)(5) of Regulation S-K including how the terms of additional financings may impact unaffiliated security holders.

The Company acknowledges the Staff’s comment and has added the requested disclosure with respect to additional financings on pages 8 to 9 and 116 to 117.

Conflicts of Interest, page 39

7. We note on page 8, you indicate that you do not believe “any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.” We further note though that you disclose that your “sponsor, officers and directors may participate in the formation of, or become an officer or director of, any other blank check company prior to completion of our initial business combination.” Please revise to reconcile and clearly indicate the basis for your belief. If any of your sponsor, officers or directors are affiliated with any other SPACs, please disclose this and clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 148. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 39 to 41, 65 to 66, 115 and 153 to clarify and discuss how opportunities to acquire targets will be allocated, and that the fiduciary duties or contractual obligations of the Company’s insiders could materially affect its ability to complete an initial business combination.

Dilution, page 98

8. Please tell us how your presentation of deferred underwriting commissions within your dilution calculations is consistent with your disclosure elsewhere in the document regarding how the deferred underwriting commissions are calculated. For example, we note disclosures within your filing indicating that up to 75% of your deferred underwriting commissions shall be due and payable in your sole discretion.

The Company acknowledges the Staff’s comment and has corrected the dilution table and added a footnote to the deferred underwriting commissions line item to clarify.

Proposed Business

Sponsor Information, page 115

9. We note disclosure that “other than [your] officers and directors, no other person has a direct or indirect material interest in [your] sponsor. In addition, [your] independent directors will receive for their services as a director an indirect interest in the founder shares through membership interests in [your] sponsor.” Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 145 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the sponsor information on pages 117, 149 and 163 to disclose the persons who have a director or indirect material interest in the sponsor, as well as to quantify the interests that the independent directors will receive.

FinTech1, page 152

10. Please revise your disclosure with respect to your prior SPACs, as appropriate to address any SPAC liquidations, any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. We note that you have provided certain of these disclosures for some of the transactions and not for others. Please refer to Item 1603(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure with respect to prior SPACs on pages 156 to 162. The Company further notes that it has added a new section, Liquidated SPACs, on page 162 to disclose all prior SPAC liquidations.

Underwriting, page 196

11. We note your disclosure that, with respect to 75% of the deferred underwriting commission, you have sole discretion as to whether to pay this amount. Please clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay this amount or not pay the remainder of the deferred payment. Additionally, please clarify why the underwriters have agreed to potentially give up 75% of the deferred compensation.

The Company acknowledges the Staff’s comment and advises the Staff that the decision on whether to pay all or a portion of the discretionary deferred underwriting commission will be based on a number of factors, including the contributions provided by the underwriters to the Company with respect to the identification and order generation from investors for the initial public offering as well as in support of the Company’s search for a business combination target, the Company’s overall satisfaction with the services provided by the underwriters during the process, the amount of other expenses due and payable by the parties at the time of the consummation of a business combination and the level of redemptions in connection with the consummation of a business combination. The Company further advises the Staff that the underwriters are willing to give up a portion of the deferred underwriting commission in order to provide the Company with maximum flexibility in structuring and completing a successful business combination.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. II

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